SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

04 APR -5 AM 7:21

04024190

29 March 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Encs.

dlw 4/8

MASNET No. 1 OF 22.03.2004
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT PURSUANT TO RULE 704 OF THE LISTING MANUAL OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

Attached is an announcement made by Singapore Telecommunications Limited on the above.

This document may not be published, distributed or transmitted in the United States. This document does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities discussed herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

This document is not an offer to buy securities. Any decision to purchase the securities discussed herein should be made solely on the basis of the prospectus issued in connection with the offering.

220304SingTelAnn.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 22/03/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT PURSUANT TO RULE 704 OF THE LISTING MANUAL OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

1. Introduction

Singapore Telecommunications Limited wishes to announce that ADSB Telecommunications B.V. has determined an offer price of Euros 24.50 per share in connection with the initial public offering of shares in Belgacom by ADSB and the listing of all the shares of Belgacom on the First Market of Euronext Brussels. Please refer to the attached copy of the press release issued by Belgacom dated 21 March 2004 for further details.

The offer price was determined following an international book-building process that closed on 19 March 2004. The total number of shares offered by ADSB in the IPO is 133,051,941 or, including the over-allotment option granted by ADSB to the underwriters, 138,857,135.

Including proceeds from the IPO and the 2004 share repurchase (see paragraph 2 below for further information):

- SingTel's share of ADSB's gross proceeds is Euros 1,070 million or, including the over-allotment option, Euros 1,107 million, and
- the resultant net gain to SingTel is estimated to be between S$900 million and S$950 million, after minority interests.

The estimated net gain above is calculated based on information presently available to SingTel. SingTel will disclose the final net gain when it announces its financial results for the full financial year ending 31 March 2004.

Upon commencement of trading in Belgacom shares on 22 March 2004, SingTel's effective interest in Belgacom will be reduced to 0.42 per cent., excluding the over-allotment option. If the over-allotment option is fully exercised, SingTel will no longer have an interest in Belgacom.

ADSB and other existing shareholders of Belgacom have, subject to certain exceptions, agreed to a moratorium on transactions involving Belgacom securities for 180 days from the commencement of trading of the Belgacom shares.

2. IPO-related Transactions

On 19 March 2004, ADSB transferred 10,000,000 Belgacom shares, representing approximately 5.3 per cent. of the total number of Belgacom shares held by ADSB at the time of the transfer, to Dexia Bank Belgium S.A., KBC Bank N.V. and Sofina S.A. in exchange for all the shares held by these Belgian investors in Financiere ADSB B.V., a shareholder of ADSB.

Following the determination of the offer price, on 20 March 2004, Belgacom repurchased 38,761,905 shares held by ADSB at the offer price of Euros 24.50 per share, for an aggregate of Euros 950 million.

These transactions have resulted in a reduction of ADSB's interest in Belgacom to approximately 39.8 per cent., and an increase in SingTel's interest in ADSB to approximately 28.4 per cent. Following these transactions and prior to the allocation of shares to investors, SingTel's effective interest in Belgacom is approximately 10.17 per cent.

3. Proceeds from and Financial Impact of IPO and IPO-related Transactions

On the basis of the offer price, ADSB's gross proceeds from the IPO, excluding the proceeds from the over-allotment option, will amount to approximately Euros 3,260 million. If the over-allotment option were exercised in full, ADSB's gross proceeds would increase to approximately Euros 3,402 million. These amounts do not include the expenses and related transaction costs payable by ADSB.

ADSB will receive approximately Euros 928 million pursuant to Belgacom's share repurchase exercise in 2004, taking into account an agreed adjustment made in connection with the share repurchase effected by Belgacom in December 2003. ADSB will also acquire 500,000 shares in Financiere ADSB B.V. pursuant to the share exchange.

SingTel's share of the gross proceeds from the IPO and the 2004 share repurchase by Belgacom is as follows:

Gross proceeds	Excluding over-allotment option (€ million)	Including over-allotment option if exercised in full (€ million)
IPO	833	870
2004 share repurchase	237	237
Total gross proceeds	1,070	1,107

SingTel expects to receive its share of the net proceeds by early April 2004.

SingTel had, in early January 2004, also received Euros 83 million as its share of ADSB's proceeds from the 2003 share repurchase by Belgacom, which was announced on 31 December 2003.

SingTel will not be able to determine precisely the carrying value of SingTel's effective interest in Belgacom (and hence the precise value of the resultant net gain from these transactions) until after Belgacom's accounts for March 2004 have been closed. These accounts are expected to be available in late April 2004. SingTel will disclose the carrying value and the resultant net gain when it announces its financial results for the full financial year ending 31 March 2004.

SingTel will record the net gain resulting from these transactions in its financial results for the quarter ending 31 March 2004.

4. Rationale and Benefits

SingTel's investment focus is in Asia and this divestment is in line with the company's intention to rationalise its investments outside the region. The IPO provides SingTel with a suitable opportunity to realise the value of its investment in Belgacom.

SingTel will consider a number of options with regards to the use of the net proceeds from the share repurchases in 2003 and 2004, and the IPO (with and without the exercise of the over-allotment option). These options include the payment of a special dividend, a share buyback and other capital management strategies.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 22 March 2004

ADSB

belgacom

Press Release
21 March 2004

Not for release in the United States

Belgacom IPO

ANNOUNCEMENT OF OFFER PRICE OF €24.50 PER SHARE OFFER PROCEEDS OF €3.3 BILLION

Belgacom SA/NV and ADSB Telecommunications B.V. today announce further details relating to the offering of Belgacom shares by ADSB and the listing of all shares of Belgacom on the First Market of Euronext Brussels under the symbol "BELG". The institutional book-building and the Belgian retail offering periods closed on 19 March 2004.

- **The Offer Price is €24.50 per share, near the middle of the price range of €23.00 to €26.50 per share:**
    - The total number of shares sold by ADSB is 133.1 million, and assuming the over-allotment option is exercised in full, will be 146.4 million shares (including 7.5 million by Dexia and KBC);
    - The total number of shares repurchased by Belgacom from ADSB concurrently with the offering is 38.8 million shares for an aggregate amount equal to €950 million;
    - The total proceeds of the offering, excluding the shares covered by the over-allotment option is €3,260 million and assuming the over-allotment option is exercised in full, will be €3,586 million;
    - The implied market capitalisation of Belgacom (excluding shares owned by Belgacom) is approximately €8.6 billion, assuming all 3.0 million shares that have been offered to employees and officers of the Belgacom Group under the employee offering will be sold; and
    - Assuming the over-allotment option is exercised in full, ADSB will no longer hold any shares in Belgacom.

- **Demand for shares was strong**, both in Belgium and internationally. The offering was more than three times oversubscribed.
    - The demand in the **institutional tranche** was more than three times the number of shares initially offered in the institutional tranche (i.e. 85% of the total number of shares offered in the offering, excluding the shares subject to the over-allotment option).

- The demand from **retail investors** was strong at approximately two and a half times the shares initially offered (i.e. 15% of the total number of shares offered in the offering), representing demand in excess of €1 billion. Following the success of the early subscription period, the retail offer was increased to 17% of the total number of shares offered. As a result, 22.6 million shares will be allocated to retail investors in Belgium.

Subject to the closing of the offering, shares will be allocated to retail investors on the basis of an allocation grid which is set out below.

- Belgacom has cancelled the 12.4 million shares purchased from ADSB in 2003. **The total number of Belgacom shares after the offering** will therefore be approximately 387.6 million including shares held by Belgacom and 351.9 million excluding shares held by Belgacom (assuming all shares offered to employees and officers of the Group are subscribed).

- Concurrently with the offering, **Belgacom has repurchased** 38.8 million shares from ADSB at the offer price for a total consideration of €950 million. The voting and dividend rights associated with these shares, are suspended as long as they are held by Belgacom. A portion of these shares (up to a maximum of 3.0 million shares) will be offered to employees and officers of the Belgacom Group as part of the employee offering. Final results of the employee offering are not yet available, and will be released on 29 March 2004. Assuming employees and officers purchase all shares offered in the employee offering, the shares held by Belgacom as treasury stock will represent 9.2% of the company's issued capital.

- **On 20 March 2004 the General Meeting of Shareholders of Belgacom has appointed the following eight persons nominated by the Board of Directors on 19 February 2004 as independent directors of the company** in replacement of eight (of the nine) current directors appointed upon proposal of ADSB: Mrs. Carla Cico, Mr. Pierre-Alain De Smedt, Mrs. Carine Doutrelepont, Mr. Philip Hampton, Mr. Georges Jacobs, Mr. Maurice Lippens, Mrs. Lutgart Van den Berghe and Mr. Philippe Van de Vyvere. Mr. Lloyd Kelley, the ninth ADSB director, will resign effective the next board meeting and be replaced by a ninth independent director through cooptation.

The following current Board Members, appointed by the Belgian State, will continue to serve: Mr. Jan Coene (Chairman of the Board of Directors), Mr. Didier Bellens (President & CEO), Mr. Johny-Freddy Cornillie, Mr. Didier De Buyst, Mrs. Martine Durez, Mr. Michel Moll, Mr. Robert Tollet, Mr. Norbert Van Broekhoven and Mr. Paul Van de Perre.

- **Trading in Belgacom shares will commence on the First Market of Euronext Brussels on Monday 22 March 2004 at 9.30 a.m. on a "when delivered" basis. Settlement will take place on Thursday, 25 March 2004.**

Reporters are welcome to attend a ceremony to mark the start of trading of the Belgacom shares on Euronext Brussels on 22 March. Speeches will start at 9.00 a.m, with trading to start at 9.30 a.m. Reporters are welcome as from 8.30 a.m. Please present your press press card at the entrance.

Entrance: Rue du Midi – Zuidstraat – 1000 Brussels

Commenting on the announcement, Didier Bellens, Chief Executive Officer and President of BELGACOM, said:

"There has been a great deal of interest from investors in the Belgacom IPO. We are all excited about taking the Company to its next stage of development and we look forward to sharing the benefits of future growth with all investors, including our employees. We also believe our customers will benefit from our drive towards excellence in our operations."

Commenting on the announcement, Lloyd Kelley, Chairman of ADSB, said:

"We are delighted that the IPO has been such a success not only for us, but also for the Company and its employees. ADSB is very happy to be leaving Belgacom on such a positive note. Our job is done - our intentions as a medium-term partner for Belgacom have been achieved. Over the past eight years we have together created a successful and stable company - and we are confident that the management team and the new board of directors are well suited to assume the new challenges of life as a listed company."

ADDITIONAL DETAILS

Shareholder structure post-Offering[1]	Shares	Voting rights[2]
Belgian State	51.6%	56.8%
Belgacom	9.2%	0%
Employees and officers	0.8%	0.9%
Free float (including Sofina)	38.4%	42.3%

(1) Assuming exercise in full of the over-allotment option and assuming that all shares in the employee offering are sold.
(2) The shares held in treasury are not considered for the purposes of calculating the market capitalization or voting rights.

Retail offering allocation

Number of shares applied for by retail investors	Number of shares allocated to retail investors — Applications submitted			
	Prior to 6 p.m. on 12 March 2004		After 6 p.m. on 12 March 2004	
	At retail syndicate member	Any other financial institution(1)	At retail syndicate member	Any other financial institution(1)
	% of the number of shares applied for(2)			
Up to 100 shares	85%	42.5%	42.5%	21.25%
From 101 to 250	70%	35%	35%	17.50%
From 251 to 1,000	60%	30%	30%	15%
	number of shares allocated			
From 1,001 to 2,500	800	400	400	200
From 2,501 to 5,000	1,100	550	550	275
From 5,001 to 7,500	1,400	700	700	350
Above 7,500	1,800	900	900	450

(1) Allocations equal to 50% of shares allocated with respect to applications submitted at a member of the retail syndicate.
(2) The number of shares allocated will be rounded off to the lowest unit.

Enquiries:

Belgacom

Media:
Piet Van Speybroeck, Spokesman
T: +32 2 202 8250
M: +32 477 684 712

Investor Relations:
Ingvild Van Lysebetten
T: +32 2 202 4023
M: +32 473 331 060

ADSB

Lloyd Kelley
T: +32 2 202 14 96

Belgacom Website
www.belgacom.be

This document may not be published, distributed or transmitted in the United States. These materials do not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities discussed herein have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

This document is not an offer to buy securities.

MASNET No. 2 OF 22.03.2004
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

NEWS RELEASE - BELGACOM IPO IS A RESOUNDING SUCCESS

Attached is a news release made by Singapore Telecommunications Limited on the above.

This document may not be published, distributed or transmitted in the United States. This document does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities discussed herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

This document is not an offer to buy securities. Any decision to purchase the securities discussed herein should be made solely on the basis of the prospectus issued in connection with the offering.

NR21Mar04.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 22/03/2004 to the SGX

SingTel

News Release

Belgacom IPO is a resounding success

SingTel's net gain estimated to be between S$900 million and S$950 million

Singapore, 21 March 2004 - Singapore Telecommunications Limited (SingTel) said today that it is pleased with the outcome of Belgacom's IPO, which was more than three times oversubscribed.

There was strong demand for Belgacom shares both in Belgium and internationally. The offer price of €24.50 per share was determined following the international book-building process that ended on 19 March 2004.

Belgacom and its shareholders have completed a series of IPO-related transactions, including share repurchases by Belgacom in 2003 and 2004. SingTel received €83 million in January from the 2003 share repurchase, which was announced on 31 December 2003.

With the successful listing of Belgacom, SingTel will receive €1,070 million, or, if including the over-allotment option, €1,107 million from the IPO and the 2004 share repurchase. These figures are before related expenses and transaction costs and after minority interests.

Based on the information presently available to SingTel, the resultant net gain to SingTel on the disposal is estimated to be between S$900 million and S$950 million.

SingTel will record its net gain from these transactions in its financial results for the fourth quarter ending 31 March 2004. SingTel expects to receive these proceeds by early April 2004.

Upon closing of the IPO on 25 March 2004, SingTel's effective interest in Belgacom will be reduced to 0.42 per cent, excluding the over-allotment option. If the over-allotment option is fully exercised, SingTel will no longer have an interest in Belgacom.

SingTel will not be able to determine the precise carrying value of its effective interest in Belgacom and net gain from these transactions until after Belgacom's accounts for March 2004 are closed. SingTel will disclose the actual financial gain when it announces its financial results in May for the full year ending 31 March 2004.

Mr Lee Hsien Yang, President & CEO of SingTel, said: "Over the past eight years, SingTel has been working very closely with its partners in ADSB. Our contribution has helped build and shape Belgacom into the leading telecommunications company in Belgium. The listing of Belgacom is good for the company and its shareholders as it takes the company into the next phase of its corporate development.

SingTel

"It also provides us with a suitable opportunity to realise the value of our investment in Belgacom. The cumulative return on SingTel's investment in Belgacom is more than three times over our original cost of investment, representing an average annual return of 17 per cent.

"SingTel's divestment of Belgacom is in line with the company's intention to rationalise its investments outside the region. SingTel will continue to focus on Asia and build on its regional assets.

"The Board of Directors will consider a number of options with regards to the use of the proceeds from this divestment. These options include the payment of a special dividend, a share buyback and other capital management strategies."

The underwriters have until 20 April 2004 to exercise the over-allotment option. Trading of Belgacom shares on the First Market of Euronext Brussels will commence on 22 March 2004 at 9.30am Central European Time.

~~~~~~~~~~~~~~~~~~~~

This document may not be published, distributed or transmitted in the United States. This document does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities discussed herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

This document is not an offer to buy securities. Any decision to purchase the securities should be made solely on the basis of the prospectus issued in connection with the offering.
~~~~~~~~~~~~~~~~~~~~

SEC File No: 82-3622

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, March 24, 2004 12:41 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

124787.pdf

ASX confirms the release to the market of Doc ID: 124787 as follows:
Release Time: 24-Mar-2004 15:41:02
ASX Code: SGT
File Name: 124787.pdf
Your Announcement Title: Appendix 3X for Graham Bradley

pdf

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Singapore Telecommunications Limited**
ABN	**ARBN No. 096 701 567**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John Bradley
Date of appointment	24 March 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
70,000 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

SEC File No: 82-3622

MASNET No. 11 OF 24.03.2004
Announcement No. 11

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - Another Australian joins SingTel Board

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR 24Mar04.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 24/03/2004 to the SGX

SingTel

News Release

Another Australian joins SingTel Board

Singapore, 24 March 2004 – Singapore Telecommunications Limited (SingTel) today announced the appointment of Mr Graham John Bradley to its Board of Directors with immediate effect.

Mr Bradley, 55, is the recently-retired Chief Executive Officer of Perpetual Trustees Australia Limited, a leading listed funds management and financial services company in Australia. He is currently pursuing a career as a professional company director, amidst other personal and philanthropic endeavours.

His current directorships include Chairman of Film Finance Corporation Australia Limited, the federal government authority supporting the Australian film and television industry; Director of MBF Australia Limited and associated companies, Australia's largest non-government health insurer; and Director of Stockland Corporation Limited, a leading property investment group and one of the top 30 listed companies in Australia.

Mr Bradley is the second Australian to join the Board after Mr John Powell Morschel, who was appointed in September 2001. Mr Bradley's appointment reflects the importance of Australia to SingTel's business. Wholly owned subsidiary SingTel Optus contributes more than half of the Group's revenue and about one third of its EBITDA.

Mr Bradley's profile is attached in the Annex.

The SingTel Board of Directors now comprises 11 members[1]:

Chumpol NaLamlieng (Thailand) – Chairman
Lee Hsien Yang – President & CEO
Graham John Bradley (Australia)
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel (New Zealand)
Tommy Koh
John Powell Morschel (Australia)
Quek Poh Huat
Jackson Peter Tai (USA)
Nicky Tan Ng Kuang

SingTel

About SingTel

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 31 offices in 15 countries and territories throughout the Asia Pacific, in Europe and the USA. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 44 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *Telecom Asia,* for six consecutive years since 1998. The Group employs more than 19,000 people worldwide and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

SingTel

Annex

Director's profile

Graham John Bradley

Mr Graham John Bradley, 55, is a non-executive, independent Director of SingTel. He is a professional company director and is also actively involved in many philanthropic pursuits. He was the Chief Executive Officer of Perpetual Trustees Australia Limited from 1995 to 2003. Prior to that, he served as National Managing Partner and Chief Executive Officer of Blake Dawson Waldron from 1991 to 1995 and a senior partner of McKinsey & Company from 1984 to 1991. He practised law for six years in Australia and the US before joining McKinsey in 1978.

Mr Bradley's current directorships include Chairman of Film Finance Corporation Australia Limited, the federal government authority supporting the Australian film and television industry; Director of MBF Australia Limited and associated companies, Australia's largest non-government health insurer; and Director of Stockland Corporation Limited, a leading property investment group and one of the top 30 listed companies in Australia.

Highly involved in community activities, Mr Bradley chairs the Garvan Research Foundation and the Sydney Community Foundation. He is also the Director of the Garvan Institute of Medical Research, among many others.

Mr Bradley obtained his combined Bachelor of Arts, LLB (First Class Honours), from Sydney University in 1971 and LLM (Cum Laude) from Harvard Law School in 1973. He was named *Business Leader of the Year 2002 (Financial Services)* by the Institute of Chartered Accountants/Zurich Financial.

~~~~~~~~~~~~~~~
~~~~~~~~~~~~~~~

04 ... 7:21

MASNET No. 10 OF 24.03.2004
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement Of Appointment Of Director

Date of appointment:	24/03/2004
Name:	Graham John Bradley
Age:	55
Country of principal residence:	Australia
Whether appointment is executive, and if so, the area of responsibility:	NA
Working experience and occupation(s) during the past 10 years:	1 September 1995 - 30 September 2003 Managing Director and Chief Executive Officer, Perpetual Trustees Australia Limited May 1991 - August 1995 National Managing Partner and Chief Executive Officer, Blake Dawson Waldron

Other directorships

Past (for the last five years)

1998 - 2003	The Perpetual Foundation, Director

Present

1 January 2004 - present	Film Finance Corporation Australia Limited, Chairman
1 December 2003 - present	MBF Australia Limited, Director
12 February 2004 - present	MBF Life Ltd, Director
9 February 2004 - present	Stockland Corporation Limited, Director
1999 - present	Garvan Research Foundation, Chairman
1999 - present	Garvan Institute of Medical Research, Director
2004 - present	Sydney Community Foundation, Chairman
2004 - present	Brandenburg Ensemble Limited, Director
2001 - present	Australian National Gallery Foundation, Director

Shareholding in the listed issuer and its subsidiaries:	70,000 shares
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Information required by Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any question is "yes", full details must be given.

(a) Whether at any time during the last 10 years, a petition under any bankruptcy laws

○ Yes ● No

(b) Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?
○ Yes ● No

(c) Whether there is any unsatisfied judgment against him?
○ Yes ● No

(d) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?
○ Yes ● No

(e) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?
○ Yes ● No

(f) Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of) involving an allegation of fraud, misrepresentation or dishonesty on his part?
○ Yes ● No

(g) Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

(h) Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?
○ Yes ● No

(i) Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?
○ Yes ● No

(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of —

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or
(ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?
○ Yes ● No

Submitted by Chan Su Shan (Ms), Company Secretary on 24/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 31 OF 25.03.2004
Announcement No. 55

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 24/03/2004

2. Name of Director of SingTel: Nicky Tan Ng Kuang

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 24/03/2004

2. Name of Registered Holder: Nicky Tan Ng Kuang

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	0
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	60,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.42
No. of shares held after the change: **As a percentage of issued share capital:**	60,000

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: **As a percentage of issued share capital:**	0	
No. of shares held after the change: **As a percentage of issued share capital:**	60,000	

The transaction was reported to Singapore Telecommunications Limited on 24 March 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 25/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 41 OF 25.03.2004
Announcement No. 65

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	25/03/2004
2. Name of Director of Subsidiary:	Tham Ai Chyn

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	24/03/2004
2. Name of Registered Holder:	Tham Ai Chyn
3. Circumstance(s) giving rise to the interest or change in interest:	Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	750
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	35,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.54
No. of shares held after the change: **As a percentage of issued share capital:**	35,750

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	750	
As a percentage of issued share capital:		
No. of shares held after the change:	35,750	
As a percentage of issued share capital:		

The transaction was reported to Singapore Telecommunications Limited on 25 March 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 25/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 14 OF 26.03.2004
Announcement No. 37

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - VOLUNTARY LIQUIDATION OF SUBSIDIARIES

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

VOLUNTARY LIQUIDATION OF SUBSIDIARIES

Singapore Telecommunications Limited ("SingTel") wishes to announce the voluntary liquidation of 2 dormant subsidiaries in the United States of America due to rationalisation of non-operating companies. These are Singapore Telecom America, Inc. ("ST America"), a wholly-owned subsidiary of SingTel, and SingTel USA, Inc. (" SingTel USA"), an indirect wholly-owned subsidiary of SingTel. ST America and SingTel USA were incorporated on 23 September 1993 for investment holding purposes. SingTel USA had been dormant since the financial year ended 31 March 2003. ST America was the sole shareholder of SingTel USA.

The liquidation of ST America and SingTel USA will not in any way affect SingTel's business activities in the United States of America, which are currently operating and will continue to operate under Singapore Telecom USA, Inc., a wholly-owned subsidiary of SingTel.

By Order of the Board

Lim Li Ching (Ms)
Assistant Company Secretary

Dated : 26 March 2004

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 26/03/2004 to the SGX

SEC File No: 82-3622

MASNET No. 51 OF 26.03.2004
Announcement No. 74

SINGAPORE TELECOMMUNICATIONS LIMITED

NEWS RELEASE - SINGTEL EXITS BELGACOM

Attached is a news release made by Singapore Telecommunications Limited on the above.

This document may not be published, distributed or transmitted in the United States. This document does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein. The securities discussed herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

This document is not an offer to buy securities. Any decision to purchase the securities discussed herein should be made solely on the basis of the prospectus issued in connection with the offering.

NR-belgacom.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 29/03/2004 to the SGX

SingTel

News Release

SingTel exits Belgacom

Underwriters of Belgacom IPO exercise over-allotment option fully

Singapore, 26 March 2004 - Singapore Telecommunications Limited (SingTel) announced today that it no longer has an interest in Belgian telecommunications provider, Belgacom, following the full exercise of the over-allotment option granted to the underwriters of Belgacom's IPO.

SingTel will receive approximately €37 million from the exercise of the over-allotment option. SingTel's total proceeds from the IPO and related share repurchases by Belgacom in 2003 and 2004 will amount to €1,190 million. This figure is before related expenses and transaction costs and after minority interests.

Based on the information presently available to SingTel, the resultant net gain to SingTel on the disposal of its entire Belgacom stake is estimated to be between S$900 million and S$950 million. SingTel will disclose the final net gain when it announces its financial results for the full financial year ending 31 March 2004.

MASNET No. 52 OF 26.03.2004
Announcement No. 75

SINGAPORE TELECOMMUNICATIONS LIMITED

NEWS RELEASE - SINGTEL EXITS BELGACOM

Singapore Telecommunications Limited ("SingTel") wishes to clarify that the date of submission of the news release made by SingTel to the Singapore Exchange Securities Trading Limited today should have been 26/03/2004 instead of 29/03/2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 26/03/2004 to the SGX

SEC File No: 82-3622

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Monday, March 22, 2004 4:32 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

124278.pdf

```
ASX confirms the release to the market of Doc ID: 124278 as follows:
Release Time: 22-Mar-2004  19:31:08
ASX Code: SGT
File Name: 124278.pdf
Your Announcement Title: Appendix 3B - 2
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**168,900**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22/03/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,764,777,919	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		210,099,425	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 22 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Monday, March 22, 2004 4:31 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

124276.pdf

```
ASX confirms the release to the market of Doc ID: 124276 as follows:
Release Time: 22-Mar-2004  19:30:47
ASX Code: SGT
File Name: 124276.pdf
Your Announcement Title: Appendix 3B - 1
```

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**255,900**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,764,609,019	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
210,268,325	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 22 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Tuesday, March 23, 2004 5:31 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

124608.pdf

ASX confirms the release to the market of Doc ID: 124608 as follows:
Release Time: 23-Mar-2004 20:31:03
ASX Code: SGT
File Name: 124608.pdf
Your Announcement Title: Appendix 3B - 4

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**42,300**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,765,001,519	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
209,875,825	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 23 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, March 23, 2004 5:31 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

124607.pdf

ASX confirms the release to the market of Doc ID: 124607 as follows:
Release Time: 23-Mar-2004 20:30:23
ASX Code: SGT
File Name: 124607.pdf
Your Announcement Title: Appendix 3B - 3

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**46,500** /
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,764,959,219	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
209,918,125	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter *19* for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 23 March 2004

Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, March 23, 2004 5:29 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

124606.pdf

```
ASX confirms the release to the market of Doc ID: 124606 as follows:
Release Time: 23-Mar-2004  20:29:02
ASX Code: SGT
File Name: 124606.pdf
Your Announcement Title: Appendix 3B - 2
```

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**27,000** ⁄
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,764,912,719	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
209,964,625	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 23 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, March 23, 2004 5:28 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

124605.pdf

ASX confirms the release to the market of Doc ID: 124605 as follows:
Release Time: 23-Mar-2004 20:27:52
ASX Code: SGT
File Name: 124605.pdf
Your Announcement Title: Appendix 3B - 1

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**107,800**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,764,885,719	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
209,991,625	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 23 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Wednesday, March 24, 2004 3:33 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

124856.pdf

```
ASX confirms the release to the market of Doc ID: 124856 as follows:
Release Time: 24-Mar-2004  18:33:20
ASX Code: SGT
File Name: 124856.pdf
Your Announcement Title: Appendix 3B - 1
```

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**15,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,765,016,519	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
209,860,825	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 24 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, March 25, 2004 5:31 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

125162.pdf

ASX confirms the release to the market of Doc ID: 125162 as follows:
Release Time: 25-Mar-2004 20:30:30
ASX Code: SGT
File Name: 125162.pdf
Your Announcement Title: Appendix 3B - 4th

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**60,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.42 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25/03/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,765,240,019	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		209,637,325	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 25 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, March 25, 2004 5:29 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

125160.pdf

ASX confirms the release to the market of Doc ID: 125160 as follows:
Release Time: 25-Mar-2004 20:28:58
ASX Code: SGT
File Name: 125160.pdf
Your Announcement Title: Appendix 3B - 3rd

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**88,200**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,765,180,019	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
209,697,325	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 25 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

From: ASX.Online@asx.com.au
Sent: Thursday, March 25, 2004 5:29 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

125159.pdf

ASX confirms the release to the market of Doc ID: 125159 as follows:
Release Time: 25-Mar-2004 20:28:37
ASX Code: SGT
File Name: 125159.pdf
Your Announcement Title: Appendix 3B - 2nd

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**61,300**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,765,091,819	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
209,785,525	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, March 25, 2004 5:28 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

125157.pdf

ASX confirms the release to the market of Doc ID: 125157 as follows:
Release Time: 25-Mar-2004 20:28:06
ASX Code: SGT
File Name: 125157.pdf
Your Announcement Title: Appendix 3B- 1st

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**14,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$2.26 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,765,030,519	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
209,846,825	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 25 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, March 26, 2004 2:55 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

125419.pdf

ASX confirms the release to the market of Doc ID: 125419 as follows:
Release Time: 26-Mar-2004 17:55:04
ASX Code: SGT
File Name: 125419.pdf
Your Announcement Title: Appendix 3B - 2

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**7,800**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26/03/2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,765,285,619	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,082,771,575	Ordinary shares held by Temasek which are not quoted.
209,591,725	Singapore Telecom Share Option Scheme 1999 Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 26 March 2004

Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, March 26, 2004 2:45 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

125416.pdf

ASX confirms the release to the market of Doc ID: 125416 as follows:
Release Time: 26-Mar-2004 17:45:03
ASX Code: SGT
File Name: 125416.pdf
Your Announcement Title: Appendix 3B - 1

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**37,800**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26/03/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	6,765,277,819	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,082,771,575	Ordinary shares held by Temasek which are not quoted.
		209,599,525	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 26 March 2004
Company Secretary

Print name: Chan Su Shan (Ms)

+ See chapter 19 for defined terms.